Exhibit 2.8

STATE OF DELAWARE

CERTIFICATE Of AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify: FIRST: That at a meeting of the Board of Directors of Valiant Eagle, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered IV (4) so that, as amended, said Article shall be and read as follows:

The aggregate number of shares of capital stock that the Corporation shall have authority to issue is 5 Billion and 51 million (5,051,000,000) consisting of (a) five billion shares of common stock, par value $0.0001 per share (the "Common Stock") and b) fifty one million shares of preferred stock, par value $0.0001 per share (the "Preferred Stock"), which the Preferred Stock shall be issuable in one or more series and a statement of the number of shares in each class and the relative rights, voting power, and preferences granted to and the restrictions imposed upon the shares of each class are as follows:

Series A Preferred Stock shall abide by, adopt and accept the "Certificate of Designations of Preferences, Rights -and Limitations of Series A Preferred Stock" filed on 02/05/2010 with the State of Delaware, Secretary of State, Division of Corporations.

Series B Preferred Stock shall abide by, adopt and accept the "Certificate of Designation of. Series and Determination of Rights and. Preferences of Preferred Stock, Series B of Purespectrum Inc." filed on 10/29/2010 with the State of Delaware, Secretary of State, Division of Corporations.

Series C Preferred Stock shall be designated as such and abide by, adopt and accept the following voting powers, preferences, rights and qualifications:

A)	Can vote on an as-converted basis
B)	Can convert into: common shares based on a 1:1,000,000 ratio:. (1 Series C Preferred Stock for 1,000,000 common shares) that can never be. adjusted
C)	Are not subject to dilution
D)	Not subject:to any adverse effects as a result of any reverse splits
E)

Holders that are non-directors can only convert their Series C Preferred Stock into common shares so that their beneficial ownership never exceeds 9.9% of the current issued and outstanding common share count.

F)	One million shares authorized with a part of $0.0001

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN. WITNESS. WHEREOF, said corporation has caused this certificate to be signed this 1st day of July, 2020

By: /s/ Xavier Mitchell
Authorized Officer

Title: CEO

Name: Xavier Mitchell
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